Exemption No. 82-5232

CITIC PACIFIC

RECEIVED
2008 JAN 25 A 9:37

Date : 23rd January, 2008

08000419

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs,

Re: CITIC Pacific Limited ("the Company")

For the purpose of continuing to claim exemption pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we hereby furnish to the Commission the information required by Rule 12g 3-2(b).

Set out in the annexure is a list of information, copies of which are enclosed herewith, that the Company since December 27, 2007 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited (the "HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company.

Also set forth therein in connection with each item is (i) the date on which the particular item was or is required to be made public, filed with the HKSE, or distributed and (ii) the entity requiring that item be made public, filed with the HKSE or distributed.

Please feel free to contact the undersigned should you have any question concerning the above.

Thank you for your attention.

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED

PROCESSED
JAN 30 2008
THOMSON FINANCIAL

Alice Tso
Assistant Director -
Company Secretariat

dlw 1/29

Encl.
AT/ww/LTR-2948

Annexure

CITIC Pacific Limited

List of Information that the Company since December 27, 2007 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company

1. Document : Announcement on the voting results of shareholders' meeting of Daye Special Steel Co., Ltd. (a subsidiary of CITIC Pacific Limited incorporated in the People's Republic of China) held on December 28, 2007 *(only available in Chinese)*
   Date : December 28, 2007
   Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of Securities on the HKSE ("HKSE Listing Rules"))

2. Document : Circular in connection with Discloseable Transaction relating to the Acquisition of a total of 17 Vessels (to be constructed)
   Date : January 3, 2008
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

3. Document : Monthly Return on Movement of Listed Equity Securities
   Date : January 4, 2008
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

4. Document : Return of Allotments
   Date : January 7, 2008
   Entity Requiring Item : Hong Kong Companies Registry

5. Document : Form of Share Buyback Report to HKSE
   Date : January 17, 2008
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

6. Document : Form of Share Buyback Report to HKSE
Date : January 18, 2008
Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

7. Document : Form of Share Buyback Report to HKSE
Date : January 21, 2008
Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

8. Document : Form of Share Buyback Report to HKSE
Date : January 22, 2008
Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁的2007年臨時股東大會決議公告。大冶特殊鋼股份有限公司為中信泰富有限公司的附屬公司。

证券代码：000708　　证券简称：大冶特钢　　公告编号：2007-024

大冶特殊钢股份有限公司
二〇〇七年临时股东大会决议公告

本公司及其董事会全体成员保证信息披露内容的真实、准确和完整，没有虚假记载、误导性陈述或重大遗漏

一、重要提示

本次会议召开期间没有增加、否决或变更提案

二、会议召开的情况

1、召开时间：2007年12月28日上午10时至上午11：00时

2、召开地点：公司报告厅

3、召开方式：现场投票

4、召集人：公司董事会

5、主持人：蔡星海

6、会议的召开符合《公司法》、《股票上市规则》及《公司章程》的规定。

三、会议的出席情况

1、股东（股东代理人）共 10 人，代表股份 272,681,588 股，占公司有表决权总股份的 60.68%。

2、公司董事、监事、高级管理人员，见证律师。

四、提案审议和表决情况

出席本次股东大会的股东及股东委托代理人对会议议案进行了审议，经过逐项表决，通过了如下决议：

1、审议通过了《公司关联交易管理制度》；

表决情况：同意 272,681,588 股，占出席会议所有股东所持表决权的 100%；反对、弃权均为 0 股；

2、审议通过了《公司对外担保管理制度》；

表决情况：同意 272,681,588 股，占出席会议所有股东所持表决权的 100%；反对、弃权均为 0 股；

3、审议通过了《公司募集资金使用管理制度》；

表决情况：同意 272,681,588 股，占出席会议所有股东所持表决权的 100%；反对、弃权均为 0 股；

4、审议通过了《关于核销坏帐损失的议案》；

根据《企业会计准则》和《大冶特殊钢股份有限公司资产减值准备及其损失处理管理办法》的规定，按照一贯性、谨慎性的原则，公司对下述应收帐款形成的坏帐损失予以核销：

1、由于债务人已破产、注销、停业等原因，且资不抵债，核销此类性质的应收账款 42,102,285.65 元。

2、因债权时限较长，已过诉讼时效，或账龄超过 5 年，经公司清欠部门、法院等执法部门多次依法清收，确实无法收回；核销此类性质的应收账款 104,632,522.36 元。

鉴于以上造成坏帐损失的事实清楚，证据确凿，经董事会研究同意，并报黄石市国家税务局核准，核销上述应收帐款共形成的坏帐损失 146,734,808.01 元。由于 2004 年度公司对以上应收帐款按制度全额计提或补提专项及一般坏账准备。因此，本次核销对公司 2007 年度利润无影响。

表决情况：同意 272,681,588 股，占出席会议所有股东所持表决权的 100%；反对、弃权均为 0 股；

五、律师出具的法律意见

1、律师事务所名称：湖北得伟君尚律师事务所

2、律师姓名：邹明春

3、结论性意见：认为公司本次股东大会的召集、召开程序、大会议案、出席会议人员的资格及大会表决程序符合《公司法》、《证券法》、《规则》及《公司章程》的规定。本次股东大会所通过的决议合法、有效。

六、备查文件

1、大冶特殊钢股份有限公司关于召开二〇〇七年临时股东大会的通知、决议、公告

2、湖北得伟君尚律师事务所关于本次股东大会的法律意见书

特此公告。

大冶特殊钢股份有限公司

董　事　会

2007 年 12 月 28 日

****

完

香港，　二零零七年十二月二十八日

於本公佈日期，中信泰富執行董事包括榮智健先生（主席）、范鴻齡先生、李松興先生、榮明杰先生、張立憲先生、莫偉龍先生、李士林先生、劉基輔先生、周志賢先生、羅銘韜先生及王安德先生；中信泰富非執行董事包括張偉立先生、德馬雷先生、常振明先生及彼得・克萊特先生（德馬雷先生之替任董事）；及中信泰富獨立非執行董事包括何厚浠先生、韓武敦先生、陸鍾漢先生及何厚鏘先生。

HKEx 香港交易所

RECEIVED
2008 JAN 25 A 6:35

Monthly Return On Movement of Listed Equity Securities

For the month ended (dd/mm/yyyy) : 31st December, 2007

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)
For enquiries: Evan Chan (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

Company Code/Name 267 CITIC Pacific Limited

Representative Name Ms Stella Chan Chui Sheung

Contact Person Ms Stella Chan

Contact No. 2820 2184 Submit Date January 4, 2008

A. Information on Types of Listed Equity Securities

- ☐ Ordinary shares
- ☐ Equity warrants
- ☐ Preference shares
- ☑ Other Classes of shares : Shares

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : 267 Description : N/A

	No. of ~~Ordinary~~ Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month	3,000,000,000	0.40	1,200,000,000
Increase/(Decrease) (EGM approval date) ( )	-		-
Balance at close of the month	3,000,000,000	0.40	1,200,000,000

(2) Stock Code : Description :

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

2. Preference Shares

Stock Code : ____________ Description : ________________________________

	No. of Preference Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

3. Other Classes of Shares

Stock Code : ____________ Description : ________________________________

	No. of Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

Total Authorised Share Capital at the end of the Month (HKD) : **1,200,000,000**

C. Movement in Issued Share Capital

	No. of ~~Ordinary~~ Shares (1)	(2)	No of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month	2,212,027,160	-	-	-
Increase/ ~~(Decrease)~~ during the month	100,000	-	-	-
Balance at close of the month	2,212,127,160	-	-	-

D. Details of Movement

Share Options

Total No. of Options at close of Preceding Month	Movement During the Month				Total No. of Options at close of the month	No. of New Shares Arising Therefrom
	Granted	Exercised	Cancelled	Lapsed		
30,253,000	-	100,000	-	-	30,153,000	100,000

Total Exercised Money During the Month (HKD) 2,210,000

Equity Warrants : N/A

Description of Warrants (Date of Expiry - dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised during the month	Nominal Value at close of the month	No. of New Shares Arising Therefrom
1. ( )					
Stock code					
Subscription price					
2. ( )					
Stock code					
Subscription price					
3. ( )					
Stock code					
Subscription price					
4. ( )					
Stock code					
Subscription price					

Convertibles : N/A

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted during the month	Amount at close of the month	No. of New Shares Arising Therefrom
1.					
Stock code					
Subscription price					
2.					
Stock code					
Subscription price					
3.					
Stock code					
Subscription price					

Other Issues of Shares

Type of Issue					No. of New Shares Arising Therefrom
1. Right Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	-
2. Placing	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	-
3. Bonus Issue			Issue and allotment date : (dd/mm/yyyy)	( )	-
4. Scrip Dividend	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	-
5. Repurchase of share			Cancellation date : (dd/mm/yyyy)	( )	-
6. Redemption of share			Redemption date : (dd/mm/yyyy)	( )	-
7. Consideration Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	-
8. Other (Please specify) ______	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	-

Remarks:

____

____

Authorised signature: ______________________

Name: Stella Chan Chui Sheung

Title: Company Secretary

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

Return of Allotments

公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。請用黑色墨水列印。
- Please read the accompanying notes before completing this form. Please print in black ink.

公司編號 Company Number: **145656**

1 公司名稱 Company Name

CITIC Pacific Limited
中信泰富有限公司

(註 Note 7) 2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted

	日 DD	月 MM	年 YYYY
由 From	20	12	2007
至 To	20	12	2007

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HKD	40,000
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HKD	2,170,000

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價) Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HKD	884,850,864

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: CITIC Secretaries Limited 中信秘書有限公司

地址 Address: 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

電話 Tel: 2820 2111　傳真 Fax: 2918 4838

電郵地址 E-mail Address: -

檔號 Reference: -

請勿填:

Your Receipt
Companies Registry
H.K.

07/01/2008 15:54:38

Submission No.:	232074415/1
CR NO.:	0145656
Sh. Form.:	SC1

Revenue Code	Amount(HKD)
08	$2,170.00

Receipt No.	Method	Amount(HKD)
322320108765	Chq	$2,170.00
Total Paid		$2,170.00

表格 Form **SC1**

公司編號 Company Number

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Shares	**100,000**	**HKD0.40**	**HKD22.10**	**Nil**	**HKD21.70**	**HKD2,170,000**

(註 Note 9) ### B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
N/A						

(註 Note 10) 分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been Allotted

N/A

表格 Form **SC1**

公司編號 Company Number

145656

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
Wong Ha Hang Aaron	32/F., CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong	100,000	
	各類別股份分配的總數 Total Shares Allotted by Class	100,000	Nil

簽署 Signed :

姓名 Name : Chan Chui Sheung, Stella

~~董事 Director~~／秘書 Secretary *

日期 Date : 7/1/2008

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

17 January 2008

Dear Sir,

Name of Company: CITIC Pacific Limited

Description of Securities: Ordinary Shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid $	Lowest Price Paid $	Total Paid $
17 January 2008	2,000,000	On the Exchange	36.90	35.35	71,884,300
Total	2,000,000				71,884,300

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 4,813,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{\text{issued share capital}} \right)$$ 0.218 %

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 17 April 2007 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

Stella Chan Chui Sheung
Company Secretary
for and on behalf of
CITIC Pacific Limited

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

18 January 2008

Dear Sir,

Name of Company: CITIC Pacific Limited

Description of Securities: Ordinary Shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid $	Lowest Price Paid $	Total Paid $
18 January 2008	3,706,000	On the Exchange	37.90	36.15	137,642,700
Total	3,706,000				137,642,700

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 8,519,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{\text{issued share capital}}\right)$$

0.386 %

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated *17 April 2007 which has been filed with the Exchange. We also confirm that any purchases set out in A above* which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

Stella Chan Chui Sheung
Company Secretary
for and on behalf of
CITIC Pacific Limited

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

21 January 2008

Dear Sir,

Name of Company: CITIC Pacific Limited

Description of Securities: Ordinary Shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid $	Lowest Price Paid $	Total Paid $
21 January 2008	2,245,000	On the Exchange	36.75	35.20	80,176,600
Total	2,245,000				80,176,600

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 10,764,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

((a) x 100)
―――――――――
issued share capital 0.487 %

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 17 April 2007 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

Stella Chan Chui Sheung
Company Secretary
for and on behalf of
CITIC Pacific Limited

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

22 January 2008

Dear Sir,

Name of Company: CITIC Pacific Limited

Description of Securities: Ordinary Shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid $	Lowest Price Paid $	Total Paid $
22 January 2008	7,533,000	On the Exchange	34.70	32.25	255,501,550
Total	7,533,000				255,501,550

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 18,297,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{\text{issued share capital}}\right)$$ 0.829 %

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 17 April 2007 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

Stella Chan Chui Sheung
Company Secretary
for and on behalf of
CITIC Pacific Limited

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer or registered institution in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in CITIC Pacific Limited, you should at once hand this circular to the purchaser or the transferee or to the licensed securities dealer or registered institution in securities or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

DISCLOSEABLE TRANSACTION

ACQUISITION OF A TOTAL OF 17 VESSELS (TO BE CONSTRUCTED)

3 January 2008

CONTENTS

In this circular, the following expressions have the following meanings unless the context otherwise requires:

"115000 DWT Vessel"	115000 metric tons deadweight bulk carrier;
"57000 DWT Vessel"	57000 metric tons deadweight bulk carrier;
"Accomac Investment"	Accomac Investment Limited, a corporation organised and existing under the laws of Republic of Liberia and is an independent third party of the Company;
"Acquisitions"	the acquisitions of a total of 17 vessels, including (i) seven 115000 DWT Vessels under the Novation Agreements Nos. 1–7; (ii) five 115000 DWT Vessels under Shipbuilding Contracts Nos. 8–12; and (iii) five 57000 DWT Vessels under Novation Agreements Nos. 13–17, upon and subject to the terms and conditions contained therein;
"associate(s)"	has the meaning ascribed to it under the Listing Rules;
"Bank Refund Guarantee"	a bank guarantee to be issued by the sellers' bank in the PRC to guarantee the repayment of any consideration paid by the respective buyers;
"Board"	the board of directors of the Company;
"Business Day(s)"	a working day in the PRC, Hong Kong and New York, respectively;
"Buyers A"	Burgeon Investments Ltd., Silver Bliss Enterprises Inc., Winrich Investments Holdings Ltd., Bolein Corp., Cobikin Corp., Tridot Enterprises Inc. and Cosmos Light Holdings Corp., each a wholly-owned subsidiary of CITIC Pacific, and a "Buyer A";
"Buyers B"	Bright Treasure Assets Holdings Inc., Long Glory Assets Limited, Master Champ Assets Ltd., Palesto Holdings Inc. and Parmigan Corp.; each a wholly-owned subsidiary of CITIC Pacific, and a "Buyer B";
"CITIC Pacific" or the "Company"	CITIC Pacific Limited, a company incorporated in Hong Kong whose shares are listed on the Main Board of the Stock Exchange;

"CSSC"	中國船舶工業集團公司 (China State Shipbuilding Corporation), a state-owned enterprise incorporated in the PRC;
"CSSC Refund Guarantee"	a refund guarantee to be provided by CSSC to guarantee the repayment of any consideration paid by JLEPG under Shipbuilding Contracts 13–17;
"CSTC"	中國船舶工業貿易公司 (China Shipbuilding Trading Company, Limited), a state-owned enterprise incorporated in the PRC;
"Directors"	the directors of the Company;
"Group"	the Company and its subsidiaries;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"JLEPG"	Jiangyin Ligang Electric Power Generation Company Limited (江陰利港發電股份有限公司), a limited liability company incorporated in the PRC, which is owned as to 54.31% by a 100%-owned subsidiary of CITIC Pacific, 26.21% by a 65%-owned subsidiary of CITIC Pacific and the remaining 19.48% by three independent third parties. JLEPG is a non-wholly owned subsidiary of CITIC Pacific under the Listing Rules but a jointly controlled entity under accounting principles;
"Latest Practicable Date"	27 December 2007, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained in this circular;
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange;
"Novation Agreements Nos. 1–7"	seven novation agreements, all dated 18 September 2007 and entered into between Accomac Investment (as the original buyer/transferor), Sellers A and the respective Buyer A (as the new buyer/transferee), whereby the rights and obligations of Accomac Investment under the respective Shipbuilding Contracts Nos. 1–7 were transferred to the respective Buyer A;

"Novation Agreements Nos. 13–17"	five novation agreements, all dated 13 December 2007 and entered into between Shanghai Haitang (as the original buyer/transferor), Sellers B and JLEPG (as the new buyer/transferee), whereby the rights and obligations of Shanghai Haitang under the respective Shipbuilding Contracts Nos. 13–17 were transferred to JLEPG;
"PRC"	the People's Republic of China, which for the purpose of this circular excludes Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan;
"Sellers A"	CSTC and SJC;
"Sellers B"	CSSC and Shanghai Shipyard;
"SFO"	the Securities and Futures Ordinance (Cap. 571 of the laws of Hong Kong);
"Shanghai Haitang"	上海海騰船務有限公司 (Shanghai Haitang Shipping Company Limited), which together with its ultimate beneficial owners, to the best of knowledge, information and belief of the Directors having made all reasonable enquiries, are third parties independent of the Company and any connected persons of the Company;
"Shanghai Shipyard"	Shanghai Shipyard Co., Ltd., formerly known as Shanghai-Chengxi Shipbuilding Co., Ltd., an enterprise incorporated in the PRC;
"Share(s)"	share(s) of HK$0.40 each in the share capital of the Company;
"Shareholders"	shareholders of the Company;
"Shipbuilding Contracts Nos. 1–7"	seven shipbuilding contracts, all dated 7 December 2006 and entered into between Accomac Investment and Sellers A for the acquisition of one 115000 DWT Vessel under each shipbuilding contract by Accomac Investment, of which the rights and obligations of Accomac Investment were transferred to the respective Buyers A under Novation Agreements Nos. 1–7;

"Shipbuilding Contracts Nos. 8–12"	five shipbuilding contracts, all dated 13 December 2007 entered into between the respective Buyer B and Sellers A pursuant to which the respective Buyer B agreed to purchase and Sellers A agreed to construct and sell one 115000 DWT Vessel under each shipbuilding contract, upon and subject to the terms and conditions contained therein;
"Shipbuilding Contracts Nos. 13–17"	five shipbuilding contracts, all dated 6 December 2006 and entered into between Shanghai Haitang and Sellers B for the acquisition of one 57000 DWT Vessel under each shipbuilding contract by Shanghai Haitang, of which the rights and obligations of Shanghai Haitang were transferred to JLEPG under the respective Novation Agreements Nos. 13–17;
"SJC"	上海江南長興重工有限責任公司 (Shanghai Jiangnan Changxing Heavy Industry Company Limited), an enterprise incorporated in the PRC;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Vessels"	collectively twelve 115000 DWT Vessels and five 57000 DWT Vessels;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"RMB"	Renminbi, the lawful currency of the PRC;
"US$"	United States dollars, the lawful currency of United States of America; and
"%"	per cent.

Unless otherwise specified in this circular and for the purpose of illustration only, US$ is translated to HK$ at the rate of US$1.00 = HK$7.80, and RMB is translated to HK$ at the rate of RMB1 = HK$1.03.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

Directors:
Larry Yung Chi Kin *(Chairman)*
Henry Fan Hung Ling *(Managing Director)*
Peter Lee Chung Hing *(Deputy Managing Director)*
Carl Yung Ming Jie *(Deputy Managing Director)*
Leslie Chang Li Hsien *(Deputy Managing Director)*
Vernon Francis Moore *(Executive Director)*
Li Shilin *(Executive Director)*
Liu Jifu *(Executive Director)*
Chau Chi Yin *(Executive Director)*
Milton Law Ming To *(Executive Director)*
Wang Ande *(Executive Director)*
Willie Chang*
Hamilton Ho Hau Hay**
Alexander Reid Hamilton**
Hansen Loh Chung Hon**
Norman Ho Hau Chong**
André Desmarais*
Chang Zhenming*
Peter Kruyt#

* *Non-executive Director*
** *Independent non-executive Director*
# *Alternate Director to André Desmarais*

Registered Office:
32nd Floor
CITIC Tower
1 Tim Mei Avenue
Central
Hong Kong

3 January 2008

To the Shareholders,

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION
ACQUISITION OF A TOTAL OF 17 VESSELS (TO BE CONSTRUCTED)

INTRODUCTION

On 13 December 2007, the Board announced that on 18 September 2007, seven wholly-owned subsidiaries of CITIC Pacific (as new buyers/transferees) entered into seven novation agreements (Novation Agreements Nos. 1–7) with Accomac Investment (as original

buyer/transferor) and, Sellers A, whereby the rights and obligations of the original buyer/transferor under Shipbuilding Contracts Nos. 1–7 in relation to the acquisition of seven 115000 DWT Vessels for a consideration of US$53,280,000 (approximately HK$415.58 million) per 115000 DWT Vessel, were transferred to the new buyers/transferees (for a transfer fee of US$10 for each Novation Agreement). The total consideration for the acquisition of the seven 115000 DWT Vessels is US$372,960,070 (approximately HK$2,909.09 million).

On 13 December 2007, five other wholly-owned subsidiaries of CITIC Pacific entered into five shipbuilding contracts (Shipbuilding Contracts Nos. 8–12) with Sellers A to purchase five additional 115000 DWT Vessels at US$56,070,000 (approximately HK$437.35 million) per 115000 DWT Vessel. The total consideration for the acquisition of the five 115000 DWT Vessels is US$280,350,000 (approximately HK$2,186.73 million).

On 13 December 2007, JLEPG (a non-wholly owned subsidiary of CITIC Pacific accounted for as a jointly controlled entity) (as new buyer/transferee) entered into five novation agreements (Novation Agreements Nos. 13–17) with Shanghai Haitang (as original buyer/transferor) and Sellers B, whereby the rights and obligations of the original buyer/transferor under Shipbuilding Contracts Nos. 13–17 in relation to the acquisition of five 57000 DWT Vessels for a consideration of RMB355,800,000 per 57000 DWT Vessel, were transferred to JLEPG. The total consideration for the acquisition of the five 57000 DWT Vessels is approximately RMB1,779.0 million (approximately HK$1,832.37 million).

The total consideration of approximately HK$6,928.19 million for the Acquisitions under (i) Novation Agreements Nos. 1–7 (being approximately HK$2,909.09 million); (ii) Shipbuilding Contracts Nos. 8–12 (being approximately HK$2,186.73 million); and (iii) Novation Agreements Nos. 13–17 (being approximately HK$1,832.37 million), result in the Acquisitions constituting a discloseable transaction for CITIC Pacific under Chapter 14 of the Listing Rules. The entering into the Novation Agreements Nos. 1–7 constitute a discloseable transaction for CITIC Pacific only when aggregated with Shipbuilding Contracts Nos. 8–12 and Novation Agreements Nos. 13–17.

The purpose of this circular is to provide you with details of the Acquisitions.

THE ACQUISITIONS

A. Acquisitions under Novation Agreements Nos. 1–7

(a) *Date:*

Novation Agreements Nos. 1–7: 18 September 2007

(b) *Parties and Assets to be Acquired:*

Buyers: seven wholly-owned subsidiaries of CITIC Pacific (collectively "**Buyers A**")

Sellers: CSTC and SJC (collectively "**Sellers A**")

Pursuant to Shipbuilding Contracts Nos. 1–7 and Novation Agreements Nos. 1–7, the respective Buyer A has agreed to purchase and Sellers A have agreed to construct and sell a total of seven 115000 DWT Vessels.

(c) Consideration and Delivery Date:

Shipbuilding Contract No.	No. of 115000 DWT Vessels acquired	Consideration (US$)	Delivery Date (on or before)
1.	1	53,280,000	31 December 2010
2.	1	53,280,000	30 June 2011
3.	1	53,280,000	30 September 2011
4.	1	53,280,000	31 October 2011
5.	1	53,280,000	31 December 2011
6.	1	53,280,000	31 December 2011
7.	1	53,280,000	31 December 2011
	Total:	372,960,000	

The total consideration of US$372,960,000 (approximately HK$2,909.09 million) for the acquisition of seven 115000 DWT Vessels under the Shipbuilding Contracts Nos. 1–7 is subject to upward and downward adjustments. If the delivery of the respective 115000 DWT Vessel is made earlier than the specified delivery dates, the respective consideration will be adjusted upwards by a maximum of US$315,000. The respective consideration will be adjusted downwards in the event of, amongst others, delay in delivery of the respective 115000 DWT Vessel, specified speed and deadweight not being reached and specified fuel consumption being exceeded. The upward and downward adjustments to the consideration will be made to the second instalment of the consideration.

(d) Payment Terms:

The total consideration of US$372,960,000 under the Shipbuilding Contracts Nos. 1–7 is payable in the following manner:

- the first instalment representing 70% of the total consideration will be payable to Sellers A within seven Business Days after the respective Buyer A has received the Bank Refund Guarantee from Sellers A; and

- the second instalment representing the remaining 30% of the total consideration (subject to adjustments, if any) will be payable by the respective Buyer A to Sellers A upon delivery of the respective 115000 DWT Vessel.

As at the date of this circular, an amount of US$261,072,000, representing 70% of the total consideration under Shipbuilding Contracts Nos. 1–7 have been made by the respective Buyer A to Sellers A.

(e) *Bank Refund Guarantee:*

Buyer A may also rescind or cancel the relevant shipbuilding contracts if certain minimum specifications for delivery, speed, fuel consumption or deadweight are not met. Sellers A shall deliver to the respective Buyer A the Bank Refund Guarantee to guarantee the repayment of any consideration paid by the respective Buyer A.

Buyer A may enforce the Bank Refund Guarantee in the event that any of the Shipbuilding Contracts Nos. 1–7 is rescinded or cancelled by the respective Buyer A and Sellers A fail to make the required repayment.

(f) *Completion*

Subject to any extensions that may be agreed between the respective Buyer A and Sellers A, completion will take place upon delivery of 115000 DWT Vessel with the relevant documentation.

B. Acquisitions under Shipbuilding Contracts Nos. 8–12

(a) *Date:*

Shipbuilding Contracts Nos. 8–12: 13 December 2007

(b) *Parties and Assets to be Acquired:*

Buyers: five wholly-owned subsidiaries of CITIC Pacific (collectively, "**Buyers B**")

Sellers: Sellers A

Pursuant to Shipbuilding Contracts Nos. 8–12, the respective Buyer B has agreed to purchase and Sellers A have agreed to construct and sell a total of five 115000 DWT Vessels.

(c) *Consideration and Delivery Date:*

Shipbuilding Contract No.	**No. of 115000 DWT Vessels acquired**	**Consideration** *(US$)*	**Delivery Date (on or before)**
8	1	56,070,000	31 August 2012
9.	1	56,070,000	30 September 2012
10.	1	56,070,000	30 November 2012
11.	1	56,070,000	31 December 2012
12.	1	56,070,000	31 December 2012
	Total:	280,350,000	

The total consideration of US$280,350,000 (approximately HK$2,186.73 million) for the acquisition of five 115000 DWT Vessels under the Shipbuilding Contracts Nos. 8–12 is subject to upward and downward adjustments. If the delivery of the respective 115000 DWT Vessel is made earlier than the specified delivery dates, the respective consideration will be adjusted upwards by a maximum of US$315,000. The respective consideration will be adjusted downwards in the event of, amongst others, delay in delivery of the respective 115000 DWT Vessel, specified speed and deadweight not being reached and specified fuel consumption being exceeded. The upward and downward adjustments to the consideration will be made to the second instalment of the consideration.

(d) Payment Terms:

The total consideration of US$280,350,000 under the Shipbuilding Contracts Nos. 8–12 is payable in the following manner:

- the first instalment representing 70% of the total consideration will be payable to Sellers A within seven Business Days after the respective Buyer B has received the Bank Refund Guarantee from Sellers A or 7 January 2008 (whichever is the later); and

- the second instalment representing the remaining 30% of the total consideration (subject to adjustments, if any) will be payable by the respective Buyer B to Sellers A upon delivery of the respective 115000 DWT Vessel.

(e) Bank Refund Guarantee:

Buyer B may also rescind or cancel the relevant shipbuilding contracts if certain minimum specifications for delivery, speed, fuel consumption or deadweight are not met. Sellers A shall deliver to the respective Buyer B the Bank Refund Guarantee to guarantee the repayment of any consideration paid by the respective Buyer B.

Buyer B may enforce the Bank Refund Guarantee in the event that any of the Shipbuilding Contracts Nos. 8–12 is rescinded or cancelled by the respective Buyer B and Sellers A fail to make the required repayment.

(f) Completion

Subject to any extensions that may be agreed between the respective Buyer B and Sellers A, completion will take place upon delivery of 115000 DWT Vessel with the relevant documentation.

C. Acquisitions under Novation Agreements Nos. 13–17

(a) *Date:*

Novation Agreements Nos. 13–17: 13 December 2007

(b) *Parties and Assets to be Acquired:*

Buyer: JLEPG

Sellers: CSSC and Shanghai Shipyard (collectively, "**Sellers B**")

Pursuant to Shipbuilding Contracts Nos. 13–17 and Novation Agreements Nos. 13–17, JLEPG has agreed to purchase and Sellers B have agreed to construct and sell a total of five 57000 DWT Vessels.

(c) *Consideration and Delivery Date:*

Shipbuilding Contract No.	No. of 57000 DWT Vessels acquired	Consideration *(RMB)*	Delivery Date (on or before)
13.	1	355,800,000	30 September 2010
14.	1	355,800,000	31 December 2010
15.	1	355,800,000	31 March 2011
16.	1	355,800,000	30 June 2011
17.	1	355,800,000	30 September 2011
	Total:	1,779,000,000	

The total consideration for five 57000 DWT Vessels under Shipbuilding Contracts Nos. 13–17 is RMB1,779.0 million (approximately HK$1,832.37 million).

Such consideration is subject to upward and downward adjustments. If the delivery of the respective 57000 DWT Vessel is made earlier than the specified dates, the respective consideration will be adjusted upwards by a maximum of RMB2,220,000. The respective consideration will be adjusted downwards in the event of, amongst others, delay in delivery of the respective 57000 DWT Vessel, specified speed and deadweight not being reached and specified fuel consumption being exceeded. The upward and downward adjustments to the consideration will be made to the 5th instalment of the consideration.

(d) *Payment Terms:*

The total consideration of RMB1,779.0 million under Shipbuilding Contracts Nos. 13–17 is payable in 5 instalments:

- 1st instalment (representing 30% of the total consideration) is payable to Sellers B within seven Business Days after JLEPG has received the CSSC Refund Guarantee from Sellers B or 7 January 2008 (whichever is the later);
- 2nd to 4th instalments (representing 10% of the total consideration each) payable upon the different stages of construction of the relevant 57000 DWT Vessel; and
- the 5th instalment (representing 40% of the total consideration) payable upon delivery of the relevant 57000 DWT Vessel.

(e) *CSSC Refund Guarantee:*

JLEPG may also rescind or cancel the relevant shipbuilding contracts if certain minimum specifications for delivery, speed, fuel consumption or deadweight are not met. CSSC shall deliver to JLEPG the CSSC Refund Guarantee to guarantee the repayment of any consideration paid by JLEPG.

JLEPG may enforce the CSSC Refund Guarantee in the event that any of the Shipbuilding Contracts Nos. 13–17 is rescinded or cancelled by JLEPG and Sellers B fail to make the required repayment.

(f) *Completion*

Subject to any extensions that may be agreed between JLEPG and Sellers B, completion will take place upon delivery of 57000 DWT Vessel with the relevant documentation.

GENERAL

The Novation Agreements Nos. 1–7, the Shipbuilding Contracts Nos. 8–12 and Novation Agreements Nos. 13–17 were negotiated and entered into on an arm's length basis and on normal commercial terms. The total consideration aggregating approximately HK$6,928,190,000 which will be funded from the respective internal resources of CITIC Pacific and JLEPG (as the case may be) was determined by reference to the market intelligence the Company had gathered from shipbrokers and its own analysis of recently concluded sale and purchase transactions of vessels of comparable size and year of delivery in the market. No third party valuation has been performed on the Vessels. It is intended that payment of the total consideration will be satisfied entirely in cash by CITIC Pacific and JLEPG (as the case may be).

INFORMATION RELATING TO THE SELLERS

Sellers A:

CSTC, a subsidiary of CSSC, is engaged in selling of vessels manufactured by the ship-building factories under CSSC.

SJC, a subsidiary of CSSC, is engaged in manufacturing of various large-sized vessels, including large-sized bulk carrier.

Seller B:

CSSC is the major ship-building group in the PRC, and is the joint venture partner of CITIC Pacific in the Shanghai Shipyard Land Development Project, holding 50% in each of three joint venture companies, namely 上海瑞明置業有限公司 (Shanghai Rui Ming Real Property Co., Ltd.), 中船置業有限公司 (CSSC Complex Property Co., Ltd.) and 上海瑞博置業有限公司 (Shanghai Rui Bo Real Property Co., Ltd.).

Shanghai Shipyard, previously known as Shanghai-Chengxi Shipbuilding Co., Ltd., a subsidiary of CSSC, is engaged in manufacturing of various large-sized vessels, including bulk carrier.

To the best of knowledge, information and belief of the Directors having made all reasonable enquiries, Sellers A, Sellers B and their ultimate beneficial owners are third parties independent of the Company and any connected persons of the Company.

FINANCIAL EFFECTS OF THE ACQUISITIONS

The Directors expect that the Acquisitions would not have any adverse effect on the earnings, assets and liabilities of CITIC Pacific.

REASONS FOR THE ACQUISITIONS

The Group is engaged in a diversified range of businesses, including manufacturing of special steel, iron ore mining, property development and investment, basic infrastructure (such as power generation, aviation, tunnels and communications) and marketing and distribution.

The purchase of the twelve 115000 DWT Vessels will enable the Group to secure vessels to ensure transportation from abroad to the Group's special steel businesses in the PRC for supply of iron ore and are also suitable for the transportation of the Group's iron ore products from Western Australia.

The purchase of the five 57000 DWT Vessels by JLEPG will enable JLEPG to secure vessels to ensure transportation of coal for its power plant.

The Directors consider that the terms of the Acquisitions are fair and reasonable, in the interests of CITIC Pacific and the Shareholders as a whole.

IMPLICATIONS UNDER THE LISTING RULES

The total consideration of approximately HK$6,928.19 million for the Acquisitions under (i) Novation Agreements Nos. 1–7 (being approximately HK$2,909.09 million); (ii) Shipbuilding Contracts Nos. 8–12 (being approximately HK$2,186.73 million); and (iii) Novation Agreements Nos. 13–17 (being approximately HK$1,832.37 million), result in the Acquisitions constituting a discloseable transaction for CITIC Pacific under Chapter 14 of the Listing Rules. The entering into the Novation Agreements Nos. 1–7 constitute a discloseable transaction for CITIC Pacific only when aggregated with Shipbuilding Contracts Nos. 8–12 and Novation Agreements Nos. 13–17.

ADDITIONAL INFORMATION

Your attention is drawn to the general information set out in the Appendix to this circular.

Yours faithfully,
By Order of the Board
CITIC Pacific Limited
Larry Yung Chi Kin
Chairman

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts not contained in this circular, the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(a) Interests of Directors and chief executive in securities

Save as disclosed below, as at the Latest Practicable Date, none of the Directors and the chief executive of the Company had any interest or short position in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of the SFO) which were required, pursuant to section 352 of the SFO, to be entered into the register referred to therein, or were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interest and short position which he was taken or deemed to have under such provisions of the SFO) or the Model Code for Securities Transactions by Directors of Listed Companies set out in the Listing Rules:

(i) *Shares in the Company:*

Name of Director	Number of shares Personal interests unless otherwise stated	Percentage to the issued share capital (%)
Larry Yung Chi Kin	406,381,000 *(Note 1)*	18.371
Henry Fan Hung Ling	50,000,000 *(Note 2)*	2.260
Peter Lee Chung Hing	1,000,000	0.045
Carl Yung Ming Jie	300,000	0.014
Leslie Chang Li Hsien	480,000	0.022
Vernon Francis Moore	4,200,000 *(Note 3)*	0.190
Li Shilin	300,000	0.014
Liu Jifu	840,000	0.038
Chau Chi Yin	536,000	0.024
Wang Ande	250,000	0.011
Hansen Loh Chung Hon	1,550,000 *(Note 4)*	0.070
André Desmarais	10,145,000 *(Note 5)*	0.459
Peter Kruyt *(alternate Director to André Desmarais)*	34,100	0.002

Notes:

1. Corporate interest

2. Corporate interest in respect of 5,000,000 shares and trust interest in respect of 45,000,000 shares

3. Trust interest

4. Personal interest in respect of 1,050,000 shares; corporate interest in respect of 500,000 shares and family interest in respect of 500,000 shares which duplicate each other

5. Corporate interest in respect of 10,000,000 shares and family interest in respect of 145,000 shares

(ii) Share options in the Company:

Name of Director	Date of Grant	Exercise price per share *HK$*	Exercisable Period	Number of Share options outstanding as at the Latest Practicable Date	Percentage of issued share capital *(%)*
Larry Yung Chi Kin	05.12.2005	20.5	05.12.2008 – 04.12.2010	100,000,000 *(Note)*	
	16.10.2007	47.32	16.10.2007 – 15.10.2012	2,000,000	
				102,000,000	4.611
Peter Lee Chung Hing	01.11.2004	19.9	01.11.2004 – 31.10.2009	1,000,000	
	20.06.2006	22.1	20.06.2006 – 19.06.2011	1,200,000	
	16.10.2007	47.32	16.10.2007 – 15.10.2012	1,200,000	
				3,400,000	0.154
Carl Yung Ming Jie	01.11.2004	19.9	01.11.2004 – 31.10.2009	500,000	
	20.06.2006	22.1	20.06.2006 – 19.06.2011	600,000	
	16.10.2007	47.32	16.10.2007 – 15.10.2012	800,000	
				1,900,000	0.086
Leslie Chang Li Hsien	01.11.2004	19.9	01.11.2004 – 31.10.2009	350,000	
	20.06.2006	22.1	20.06.2006 – 19.06.2011	800,000	
	16.10.2007	47.32	16.10.2007 – 15.10.2012	800,000	
				1,950,000	0.088

Name of Director	Date of Grant	Exercise price per share *HK$*	Exercisable Period	Number of Share options outstanding as at the Latest Practicable Date	Percentage of issued share capital *(%)*
Vernon Francis Moore	01.11.2004	19.9	01.11.2004 – 31.10.2009	1,000,000	
	20.06.2006	22.1	20.06.2006 – 19.06.2011	700,000	
	16.10.2007	47.32	16.10.2007 – 15.10.2012	600,000	
				2,300,000	0.104
Li Shilin	16.10.2007	47.32	16.10.2007 – 15.10.2012	500,000	0.023
Liu Jifu	20.06.2006	22.1	20.06.2006 – 19.06.2011	700,000	
	16.10.2007	47.32	16.10.2007 – 15.10.2012	700,000	
				1,400,000	0.063
Chau Chi Yin	01.11.2004	19.9	01.11.2004 – 31.10.2009	500,000	
	20.06.2006	22.1	20.06.2006 – 19.06.2011	800,000	
	16.10.2007	47.32	16.10.2007 – 15.10.2012	800,000	
				2,100,000	0.095
Milton Law Ming To	01.11.2004	19.9	01.11.2004 – 31.10.2009	334,000	
	20.06.2006	22.1	20.06.2006 – 19.06.2011	800,000	
	16.10.2007	47.32	16.10.2007 – 15.10.2012	800,000	
				1,934,000	0.087
Wang Ande	20.06.2006	22.1	20.06.2006 – 19.06.2011	500,000	
	16.10.2007	47.32	16.10.2007 – 15.10.2012	800,000	
				1,300,000	0.059
Chang Zhenming	16.10.2007	47.32	16.10.2007 – 15.10.2012	500,000	0.023

Note: These share options were granted by CITIC Hong Kong (Holdings) Limited ("CITIC HK"), a substantial shareholder of the Company.

(iii) Shares in the associated corporations:

Name of Director	Number of ordinary shares in CITIC 1616 Holdings Limited — Personal interests unless otherwise stated	Percentage to the issued share capital *(%)*
Vernon Francis Moore	200,000 *(Note 1)*	0.010
Chau Chi Yin	26,750	0.001

Note:

1. Trust interest

Name of Director	Number of ordinary shares in Dah Chong Hong Holdings Limited — Personal interests unless otherwise stated	Percentage to the issued share capital *(%)*
Li Shilin	12,000	0.001
Liu Jifu	33,600 *(Note 1)*	0.002
Chau Chi Yin	21,000	0.001
Hansen Loh Chung Hon	62,000 *(Note 2)*	0.003

Notes:

1. Family interest

2. Corporate interest in respect of 20,000 shares and concert party interest in respect of 42,000 shares

(iv) Share options in the associated corporation:

Name of Director	Date of Grant	Exercise price per share HK$	Exercisable Period	Number of Share options outstanding at the Latest Practicable Date	Percentage of issued share capital (%)
	Share options in CITIC Capital Holdings Limited				
Peter Lee Chung Hing	02.03.2005	66.54	02.03.2007 – 01.03.2010	15,000	
	04.04.2006	70.97	04.04.2008 – 03.04.2011	10,000	
	11.12.2007	80.03	11.12.2009 – 10.12.2012	10,000	
				35,000	0.125
Leslie Chang Li Hsien	02.03.2005	66.54	02.03.2007 – 01.03.2010	15,000	
	04.04.2006	70.97	04.04.2008 – 03.04.2011	10,000	
	11.12.2007	80.03	11.12.2009 – 10.12.2012	10,000	
				35,000	0.125
Vernon Francis Moore	02.03.2005	66.54	02.03.2007 – 01.03.2010	15,000	
	04.04.2006	70.97	04.04.2008 – 03.04.2011	10,000	
	11.12.2007	80.03	11.12.2009 – 10.12.2012	10,000	
				35,000	0.125

(b) Substantial shareholders of the Company

As at the Latest Practicable Date, save as disclosed herein, so far as was known to any Director or chief executive of the Company, no person (other than a Director or chief executive of the Company or their respective associates) had any interest or short position in the Shares or underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

(i) Shares in the Company:

Name	**Number of Shares**	**Percentage to the issued share capital** *(%)*
CITIC Group	635,919,285	28.747
CITIC HK	635,919,285	28.747
Heedon Corporation	496,386,285	22.439
Honpville Corporation	310,988,221	14.058
Power Corporation of Canada	156,220,000	7.062
Gelco Enterprises Ltd.	156,220,000	7.062
Nordex Inc.	156,220,000	7.062
Paul G. Desmarais	156,220,000	7.062

CITIC HK is a substantial shareholder of the Company (within the meaning of the Listing Rules) indirectly through the following wholly owned subsidiary companies:

Name of subsidiary companies of CITIC HK	**Number of Shares**	**Percentage to the issued share capital** *(%)*
Affluence Limited	46,089,000	2.083
Winton Corp.	30,718,000	1.389
Westminster Investment Inc.	101,960,000	4.609
Jetway Corp.	20,462,000	0.925
Cordia Corporation	32,258,064	1.458
Honpville Corporation	310,988,221	14.058
Hainsworth Limited	83,444,000	3.772
Southpoint Enterprises Inc.	10,000,000	0.452
Raymondford Company Limited	2,823,000	0.128

Each of Affluence Limited, Winton Corp., Westminster Investment Inc., Jetway Corp., Cordia Corporation, Honpville Corporation, Hainsworth Limited, Southpoint Enterprises Inc. and Raymondford Company Limited holds the shares of the Company beneficially. Accordingly, Honpville Corporation is a substantial shareholder of the Company (within the meaning of the Listing Rules).

CITIC Group is the direct holding company of CITIC HK. CITIC HK is the direct holding company of Heedon Corporation, Hainsworth Limited, Affluence Limited and Barnsley Investments Limited. Heedon Corporation is the direct holding company of Winton Corp., Westminster Investment Inc., Jetway Corp., Kotron Company Ltd. and Honpville Corporation and Kotron Company Ltd. is the direct holding company of Cordia Corporation. Affluence Limited is the direct holding company of Man Yick Corporation which is the direct holding company of Raymondford Company Limited. Barnsley Investments Limited is the direct holding company of Southpoint Enterprises Inc. Accordingly, the interests of CITIC Group in the Company duplicate the interests of CITIC HK in the Company. The interests of CITIC HK in the Company duplicate the interests in the Company of all its direct and indirect subsidiary companies as described above. The interests of Heedon Corporation in the Company duplicate the interests in the Company of all its direct and indirect subsidiary companies as described above. The interests of Affluence Limited in the Company duplicate the interests in the Company of its direct subsidiary company as described above. The interests of Man Yick Corporation in the Company duplicate the interests in the Company of its direct subsidiary company as described above. The interests of Barnsley Investments Limited in the Company duplicate the interests in the Company of its direct subsidiary company as described above and the interests of Kotron Company Ltd. in the Company duplicate the interests in the Company of its direct subsidiary company as described above.

Power Corporation of Canada is a company 54.18% controlled by Gelco Enterprises Ltd. which in turn is 94.95% controlled by Nordex Inc. and the remainder by Mr. Paul G. Desmarais. Nordex Inc. in turn is 68% controlled directly by Mr. Paul G. Desmarais and indirectly as to 32% by the latter. Thus, the aforesaid interests of Power Corporation of Canada, Gelco Enterprises Ltd., Nordex Inc. and Mr. Paul G. Desmarais in the Company duplicate each other.

(ii) Short position in the Shares in the Company:

Name	Number of Shares	Percentage to the issued share capital (%)
CITIC Group	100,000,000	4.521
CITIC HK	100,000,000	4.521

These are in respect of options granted by CITIC HK, a substantial shareholder of the Company (within the meaning of the Listing Rules), to Mr. Larry Yung Chi Kin.

As at the Latest Practicable Date, save as disclosed below, none of the Directors was a director or employee of a company which had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, was, directly or indirectly, interested in ten per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

Name of Director	Name of company which had such discloseable interest or short position	Position within such company
Larry Yung Chi Kin	CITIC Group	Director
	CITIC HK	Director
	Heedon Corporation	Director
	Honpville Corporation	Director
	Earnplex Corporation	Director & Shareholder
	Bloomfield Enterprises Corp.	Director & Shareholder
	Rockhampton Investments Limited	Director & Shareholder
Henry Fan Hung Ling	CITIC HK	Director
Carl Yung Ming Jie	Earnplex Corporation	Director
Leslie Chang Li Hsien	CITIC HK	Director
	Honpville Corporation	Director
Vernon Francis Moore	Heedon Corporation	Director
	Honpville Corporation	Director
Li Shilin	CITIC Group	Director
Liu Jifu	CITIC HK	Director
Chau Chi Yin	CITIC HK	Director
André Desmarais	Power Corporation of Canada	President & Co-Chief Executive Officer
Chang Zhenming	CITIC Group	Director

(iii) Substantial shareholding in other members of the Group:

As at the Latest Practicable Date, save as disclosed herein, so far as was known to any Director or chief executive of the Company, no person (other than a Director or chief executive of the Company or their respective associates or a member of the Group) was, directly or indirectly, interested in ten per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

Name of member of the Group	Name of shareholder	Percentage to the issued share capital as at the Latest Practicable Date (%)
Adwood Company Limited	Silverstone Assets Limited	30
New Hong Kong Tunnel Company Limited	Kumagai International Limited	13.875
Dah Chong Hong-Dragonair Airport GSE Service Limited	Hong Kong Dragon Airlines Limited	30
CITIC Interlocal Pte. Ltd.	Kauri Woods Pte. Ltd.	30
DAS Nordisk Limited	Nordisk Asia Pacific Pte. Ltd.	30
DAS Aviation Support Limited	Hong Kong Dragon Airlines Limited	30
Bright Billion Limited	Jungle Investment Limited	10
Alixon Co. Ltd.	RFC Management Limited	10
Dah Chong Hong Macau Consulting Company Limited	CBA Investments Company Limited	35
Dah Chong Hong Macau General Supply Company Limited	CBA Investments Company Limited	35
Dah Chong Hong Macau Total Supply Chain Management Company Limited	CBA Investments Company Limited	35
Dah Chong Hong Macau Food Supply Company Limited	CBA Investments Company Limited	35
Dah Chong Hong Macau Logistics Warehouse Company Limited	CBA Investments Company Limited	35
DCH Supply Chain Management Company Limited	Excel Epoch International Limited	20
Mainstream Holdings Limited	IBP Caribbean Inc.	34.91
Regal Heights Limited	Perdue Farms Incorporated	40
Hang Shun Fat Company, Limited	Honorway Investments Limited	11.8
	Wideland Investors Limited	11.8
	Mr. Leung Kau Kui, deceased	11.8

Name of member of the Group	Name of shareholder	Percentage to the issued share capital as at the Latest Practicable Date (%)
Wah Luen Fung Company, Limited	Marvel Sweet Management Ltd.	15
	Wideland Investors Limited	15
Asia Pacific Internet Exchange Limited	HKIX Hong Kong Ltd.	25
Ko Lok Investment Company, Limited	Marvel Sweet Management Ltd.	40
Goldenburg Properties Limited	Gorich Traders Limited	30
Winway Investments Holdings Corp.	Rising Sun Investments Holdings Ltd.	38
Silver Wings Enterprises Inc.	Sumitomo Metals (Kokura), Ltd.	25

Name of subsidiary being a joint venture company established in the PRC without the concept of general meetings[#]	Name of shareholder	Percentage of registered capital as at the Latest Practicable Date (%)
無錫太湖景發展有限公司 (Wuxi Taihu Jing Development Co., Ltd.)	無錫市國聯發展(集團)有限公司 (Wuxi Guo Lian Development Group Co., Ltd.)	30
無錫太湖苑置業有限公司 (Wuxi Taihu Yuan Property Co., Ltd.)	無錫市國聯發展(集團)有限公司 (Wuxi Guo Lian Development Group Co., Ltd.)	30
無錫太湖美生態環保有限公司 (Wuxi Taihu Mei Environmental Co., Ltd.)	無錫市國聯發展(集團)有限公司 (Wuxi Guo Lian Development Group Co., Ltd.)	30
Jiangsu CP Xingcheng Special Steel Co., Ltd.	Bright Trinity Enterprises Ltd.	22.22
Jiangyin Xingcheng Steel Products Co., Ltd.	Approach Well Limited	20
Jiangyin Xingcheng Storage and Transportation Co., Ltd.	Perfect Future International Limited	20
江陰泰富興澄特種材料有限公司 (Jiangyin CP Xingcheng Special Material Co., Ltd.)	Perfect Future International Limited	11
Wuxi Xingcheng Steel Products Co., Ltd.	Bright Trinity Enterprises Ltd.	20

Name of subsidiary being a joint venture company established in the PRC without the concept of general meetings[#]	Name of shareholder	Percentage of registered capital as at the Latest Practicable Date (%)
江陰興澄置業有限公司 (Jiangyin Xingcheng Properties Co., Ltd.)	中聯投資有限公司 (Sino Explorer Investments Limited)	30
Kunming Dah Chong Motor Service Co., Ltd.	雲南客車廠 (Yunnan Coach Factory)	30
Guangdong Dah Chong Foodstuffs Co., Ltd.	廣東國際貿易旅游公司 (Guangdong International Trade Travel Service Co.)	30
Shanghai DCH Jiangnanfeng Co., Ltd.	上海市農業投資總公司 (Shanghai Agriculture Investment Holding Co., Ltd.)	12.67
	上海浦東匯侖實業總公司 (Shanghai Pudong Huilun Enterprise Holding Co., Ltd.)	10.56
上海利通置業有限公司	上海申通地鐵資產經營管理有限公司	10
Shenzhen Zhongliangdachang Foodstuffs Co., Ltd.	中糧集團(深圳)有限公司 (COFCO (Shenzhen) Co., Ltd.)	30
中信泰富萬寧(聯合)開發有限公司 (CITIC Pacific Wanning United Development Company Limited)	萬寧市土地開發整理儲備中心 (Wanning Municipality Land Reserve Bureau)	20
江門市合億汽車銷售服務有限公司 (Jiangmen Heli Motors Sale and Service Limited)	江門市華天實業投資有限公司 (Jiangmen Huatian Investment Limited)	10
雲南聯迪汽車服務有限公司 (Yunnan Liandi Motors Service Limited)	雲南中凱集團有限公司 (Yunnan Zhongkai Holdings Limited)	20
雲南寶泰隆汽車服務有限公司 (Yunnan Bao Tailong Motors Service Limited)	雲南中凱集團有限公司 (Yunnan Zhongkai Holdings Limited)	20

Name of subsidiary being a joint venture company established in the PRC without the concept of general meetings[#]	Name of shareholder	Percentage of registered capital as at the Latest Practicable Date (%)
江門市怡誠汽車銷售服務有限公司 (Jiangmen Yicheng Motors Sale and Service Limited)	譚德華先生 (Mr. Tan Dehua)	20
昆明合澤企業管理有限公司 (Kunming Heze Corporate Management Limited)	雲南中凱集團有限公司 (Yunnan Zhongkai Holdings Limited)	20
上海網富電子商貿有限公司 (Shanghai Wangfu Electrical Trading Limited)	中國國際經濟諮詢公司 (China International Economics Consulting Company)	10

\# *Although the information relating to these joint venture companies have been set out under this section, such joint venture companies established in the PRC under the relevant laws thereof have a different capital structure from, and do not have the same concept of shareholders' general meetings as, subsidiaries of the Company established in other jurisdictions.*

3. LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries was engaged in any litigation or claim of material importance and, so far as the Directors were aware, no litigation or claim of material importance was pending or threatened against the Company or any of its subsidiaries.

4. SERVICE CONTRACTS

There is no existing or proposed service contracts between any of the Directors and the Company or any of its subsidiaries, other than contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation).

5. COMPETING INTEREST

In so far as the Directors are aware, none of the Directors or their respective associates have any interest in a business which competes or is likely to compete with the business of the Group.

6. GENERAL

(a) The secretary of the Company is Ms. Stella Chan Chui Sheung, ACIS, MA and the qualified accountant of the Company appointed pursuant to Rule 3.24 of the Listing Rules is Mr. Leslie Chang Li Hsien, HKICPA, AICPA, NYSSCPA.

(b) The registered office of the Company is at 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong.

(c) The share registrars of the Company is Tricor Tengis Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

(d) The English text of this circular shall prevail over the Chinese text.

此乃重要通函　請即處理

閣下如對本通函任何內容或應採取的行動**有任何疑問**，應諮詢　閣下的持牌證券交易商或註冊證券機構、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有中信泰富有限公司股份，應立即將本通函交予買主或承讓人或經手買賣或轉讓的持牌證券交易商或註冊證券機構或其他代理人，以便轉交買主或承讓人。

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）

（股份代號：267）

須予披露交易

收購合共十七艘將建造的船舶

二零零八年一月三日

目　錄

頁次

在本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「115,000載重噸船舶」	指	115,000公噸載重量的散裝貨船；
「57,000載重噸船舶」	指	57,000公噸載重量的散裝貨船；
「Accomac Investment」	指	Accomac Investment Limited，一家根據利比里亞共和國法律組成及存續的法團，並為本公司的獨立第三方；
「該等收購事項」	指	根據（其中包括）(i)1號至7號約務更替協議（涉及七艘115,000載重噸船舶）；(ii)8號至12號造船合約（涉及五艘115,000載重噸船舶）；及(iii)13號至17號約務更替協議（涉及五艘57,000載重噸船舶）的條款及條件收購合共十七艘船舶，並受其條款及條件所約束；
「聯繫人士」	指	具上市規則所賦予涵義；
「銀行退款擔保」	指	賣方於中國的銀行發出的銀行擔保，就退回各買方已付的代價提供擔保；
「董事會」	指	本公司的董事會；
「營業日」	指	分別指中國國內、香港及紐約工作日；
「買方A」	指	Burgeon Investments Ltd.、Silver Bliss Enterprises Inc.、Winrich Investments Holdings Ltd.、Bolein Corp.、Cobikin Corp.、Tridot Enterprises Inc.及Cosmos Light Holdings Corp.，各自分別為中信泰富全資附屬公司及「買方A」；
「買方B」	指	Bright Treasure Assets Holdings Inc.、Long Glory Assets Limited、Master Champ Assets Ltd.、Palesto Holdings Inc.及 Parmigan Corp.，各自分別為中信泰富全資附屬公司及「買方B」；
「中信泰富」或「本公司」	指	中信泰富有限公司，一家於香港註冊成立的公司，其股份於聯交所主板上市；

「中國船舶工業」	指	中國船舶工業集團公司，一家於中國註冊成立的國有企業；
「中國船舶工業退款擔保」	指	中國船舶工業發出的退款擔保，就退回江陰利港發電根據13號至17號造船合約已付的代價提供擔保；
「中國船舶工業貿易」	指	中國船舶工業貿易公司，一家於中國註冊成立的國有企業；
「董事」	指	本公司董事；
「本集團」	指	本公司及其附屬公司；
「香港」	指	中國香港特別行政區；
「江陰利港發電」	指	江陰利港發電股份有限公司，一家於中國註冊成立的有限責任公司，由中信泰富擁有100%權益的附屬公司擁有54.31%、中信泰富擁有65%權益的附屬公司擁有26.21%及三名獨立第三方擁有其餘19.48%。江陰利港發電根據上市規則為中信泰富非全資附屬公司，但根據會計準則為共同控制實體；
「最後實際可行日期」	指	二零零七年十二月二十七日，即本通函付印前就確定當中所載若干資料的最後實際可行日期；
「上市規則」	指	聯交所證券上市規則；
「1號至7號約務更替協議」	指	Accomac Investment（作為原買方／轉讓方）、賣方A及各買方A（作為新買方／承讓方）於二零零七年九月十八日訂立的七項約務更替協議，藉此Accomac Investment分別於1號至7號造船合約項下的權利及義務已轉讓予各買方A；

「13號至17號約務更替協議」	指	上海海騰船務(作為原買方／轉讓方)、賣方B及江陰利港發電(作為新買方／承讓方)於二零零七年十二月十三日訂立的五項約務更替協議，藉此上海海騰船務分別於13號至17號造船合約項下的權利及義務已轉讓予江陰利港發電；
「中國」	指	中華人民共和國，就本通函而言，不包括香港、中國澳門特別行政區及台灣；
「賣方A」	指	中國船舶工業貿易及江南重工；
「賣方B」	指	中國船舶工業及上海船廠船舶；
「證券及期貨條例」	指	香港法例第571章證券及期貨條例；
「上海海騰船務」	指	上海海騰船務有限公司，就董事在作出一切合理查詢後所知、所悉及所信，上海海騰船務及其最終實益擁有人為本公司及本公司的任何關連人士的獨立第三方；
「上海船廠船舶」	指	上海船廠船舶有限公司，前稱「上船澄西船舶有限公司」，一家於中國註冊成立的企業；
「股份」	指	本公司股本中每股面值0.40港元的股份；
「股東」	指	本公司股東；
「1號至7號造船合約」	指	Accomac Investment與賣方A於二零零六年十二月七日訂立的七項造船合約，據此，Accomac Investment按每項造船合約收購一艘115,000載重噸船舶，而Accomac Investment在此等合約項下的權利及義務已根據1號至7號約務更替協議轉讓予各買方A；

「8號至12號造船合約」	指	各買方B與賣方A於二零零七年十二月十三日訂立的五項造船合約，據此，各買方B根據每項造船合約同意收購，而賣方A則根據每項造船合約同意建造及出售一艘115,000載重噸船舶，雙方須按上述造船合約的條款及條件行事並受其約束；
「13號至17號造船合約」	指	上海海騰船務與賣方B於二零零六年十二月六日訂立的五項造船合約，據此，上海海騰船務根據每項造船合約收購一艘57,000載重噸船舶，而上海海騰船務根據13號至17號約務更替協議所涉及的權利及義務已轉讓予江陰利港發電；
「江南重工」	指	上海江南長興重工有限責任公司，一家於中國註冊成立的企業；
「聯交所」	指	香港聯合交易所有限公司；
「該等船舶」	指	十二艘115,000載重噸船舶及五艘57,000載重噸船舶的統稱；
「港元」	指	港元，香港法定貨幣；
「人民幣」	指	人民幣，中國法定貨幣；
「美元」	指	美元，美國法定貨幣；及
「%」	指	百分比。

除本通函另有指明者外並僅供說明用途，美元金額按1.00美元兌7.80港元的匯率換算為港元，而人民幣金額則按人民幣1元兌1.03港元的匯率換算為港元。

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(於香港註冊成立的有限公司)
(股份代號:267)

董事:
榮智健 *(主席)*
范鴻齡 *(董事總經理)*
李松興 *(副董事總經理)*
榮明杰 *(副董事總經理)*
張立憲 *(副董事總經理)*
莫偉龍 *(執行董事)*
李士林 *(執行董事)*
劉基輔 *(執行董事)*
周志賢 *(執行董事)*
羅銘韜 *(執行董事)*
王安德 *(執行董事)*
張偉立*
何厚浠**
韓武敦**
陸鍾漢**
何厚鏘**
德馬雷*
常振明*
彼得•克萊特#

註冊辦事處:
香港
中環
添美道一號
中信大廈
三十二樓

* *非執行董事*
** *獨立非執行董事*
\# *德馬雷的替任董事*

敬啟者:

須予披露交易
收購合共十七艘將建造的船舶

緒言

董事會於二零零七年十二月十三日宣佈,於二零零七年九月十八日,中信泰富七家全資附屬公司(作為新買方/承讓方)與Accomac Investment(作為原買方/轉讓方)

及賣方A訂立七份約務更替協議（1號至7號約務更替協議），據此，原買方／轉讓方根據1號至7號造船合約以每艘115,000 載重噸船舶53,280,000美元（約41,558萬港元）的代價，轉讓七艘115,000載重噸船舶的權利及義務，已按每份約務更替協議10美元的轉讓費轉讓予新買方／承讓方。收購七艘115,000載重噸船舶的總代價為372,960,070美元（約290,909萬港元）。

於二零零七年十二月十三日，中信泰富另外五家全資附屬公司與賣方A訂立五份造船合約（8號至12號造船合約），額外購入五艘115,000載重噸船舶，每艘115,000載重噸船舶造價為56,070,000美元（約43,735萬港元）。收購五艘115,000載重噸船舶的總代價為280,350,000美元（約218,673萬港元）。

於二零零七年十二月十三日，江陰利港發電（視為共同控制實體入賬的中信泰富非全資附屬公司）（作為新買方／承讓方）與上海海騰船務（作為原買方／轉讓方）及賣方B訂立五份約務更替協議（13號至17號約務更替協議），據此，原買方／轉讓方根據13號至17號造船合約以每艘57,000載重噸船舶人民幣355,800,000元的代價，轉讓五艘57,000載重噸船舶的權利及義務予江陰利港發電。收購五艘57,000載重噸船舶的總代價約為人民幣177,900萬元（約183,237萬港元）。

由於該等收購事項的總代價約為692,819萬港元，包括(i)1號至7號約務更替協議（約290,909萬港元）；(ii)8號至12號造船合約（約218,673萬港元）；及(iii)13號至17號約務更替協議（約183,237萬港元），促使該等收購事項構成中信泰富根據上市規則第14章一項須予披露交易。1號至7號約務更替協議，倘連同8號至12號造船合約及13號至17號約務更替協議一併計算，方才構成中信泰富一項須予披露交易。

本通函旨在向 閣下提供該等收購事項的詳情。

該等收購事項

A. 1號至7號約務更替協議項下的該等收購事項

(a) 日期：

1號至7號約務更替協議：二零零七年九月十八日

(b) 訂立各方及將予收購的資產：

買方： 中信泰富七家全資附屬公司（統稱「**買方A**」）

賣方： 中國船舶工業貿易及江南重工（統稱「**賣方A**」）

根據1號至7號造船合約及1號至7號約務更替協議，各買方A同意購買，而賣方A則同意建造及出售合共七艘115,000載重噸船舶。

(c) 代價及交付日期：

造船合約編號	購入115,000載重噸船舶數目	代價 *(美元)*	交付日期
1.	1	53,280,000	二零一零年十二月三十一日或之前
2.	1	53,280,000	二零一一年六月三十日或之前
3.	1	53,280,000	二零一一年九月三十日或之前
4.	1	53,280,000	二零一一年十月三十一日或之前
5.	1	53,280,000	二零一一年十二月三十一日或之前
6.	1	53,280,000	二零一一年十二月三十一日或之前
7.	1	53,280,000	二零一一年十二月三十一日或之前
	總計：	372,960,000	

根據1號至7號造船合約收購七艘115,000載重噸船舶的總代價372,960,000美元（約290,909萬港元）可予上調及下調。倘各艘115,000載重噸船舶的實際交付日期較各造船合約訂明的交付日期提前，各項代價將向上調整，上限為315,000美元。倘（其中包括）各艘115,000載重噸船舶的交付日期延遲、實際船速及載重噸不足，及實際耗油量過大，各項代價將向下調整。代價的上調及下調將於支付第二期代價時作出。

(d) 付款條款：

1號至7號造船合約訂明的總代價372,960,000美元，乃按下列方法支付：

- 相當於總代價70%的首期代價，將於各買方A獲取賣方A提供銀行退款擔保當日後7個營業日內支付予賣方A；及
- 相當於總代價餘下30%的第二期代價（可予調整，如有），各買方A將於各115,000載重噸船舶交付當日後支付予賣方A。

於本通函日期，各買方A已根據1號至7號造船合約，向賣方A支付261,072,000美元，相當於總代價70%。

(e) *銀行退款擔保：*

如若干有關交付、船速、耗油量或載重噸未能符合最低要求，買方A可取消或撤銷相關造船合約。賣方A須向各買方A提供銀行退款擔保，以擔保各買方A獲償還任何已支付的代價。

若各買方A取消或撤銷任何1號至7號造船合約而賣方A未能償還有關款項，買方A有權要求履行銀行退款擔保。

(f) *交易完成*

除各買方A與賣方A可能協定延後交付日期外，交易完成將於115,000載重噸船舶及相關文件交付當日後發生。

B. 8號至12號造船合約項下的該等收購事項

(a) *日期：*

8號至12號造船合約：二零零七年十二月十三日

(b) *訂約各方及將予收購的資產：*

買方：　中信泰富五家全資附屬公司（統稱「**買方B**」）

賣方：　賣方A

根據8號至12號造船合約，各買方B同意購買，而賣方A則同意建造及出售合共五艘115,000載重噸船舶。

(c) *代價及交付日期：*

造船合約編號	**購入115,000載重噸船舶數目**	**代價** *(美元)*	**交付日期**
8.	1	56,070,000	二零一二年八月三十一日或之前
9.	1	56,070,000	二零一二年九月三十日或之前
10.	1	56,070,000	二零一二年十一月三十日或之前
11.	1	56,070,000	二零一二年十二月三十一日或之前
12.	1	56,070,000	二零一二年十二月三十一日或之前
	總計：	280,350,000	

根據8號至12號造船合約收購五艘115,000載重噸船舶的總代價280,350,000美元（約218,673萬港元），可予上調及下調。倘各艘115,000載重噸船舶的實際交付日期較各造船合約訂明的交付日期提前，各項代價將向上調整，上限為315,000美元。倘（其中包括）各艘115,000載重噸船舶的交付日期延遲、實際船速及載重噸不足，及實際耗油量過大，各項代價將向下調整。代價的上調及下調將於支付第二期代價時作出。

(d)　付款條款：

8號至12號造船合約訂明的總代價280,350,000美元，乃按下列方法支付：

- 相當於總代價70%的首期代價，將於各買方B獲取賣方A提供銀行退款擔保當日後7個營業日內或於二零零八年一月七日（以較後者作準）支付予賣方A；及

- 相當於總代價餘下30%的第二期代價（可予調整，如有），各買方B將於各115,000載重噸船舶交付當日後支付予賣方A。

(e)　銀行退款擔保：

如若干有關交付、船速、耗油量或載重噸未能符合最低要求，買方B可取消或撤銷相關造船合約。賣方A須向各買方B提供銀行退款擔保，以擔保各買方B獲償還任何已支付的代價。

若各買方B取消或撤銷任何8號至12號造船合約而賣方A未能償還有關款項，買方B有權要求履行銀行退款擔保。

(f)　交易完成

除各買方B與賣方A可能協定延後交付日期外，交易完成將於115,000載重噸船舶及相關文件交付當日後發生。

C. 13號至17號約務更替協議項下的該等收購事項

(a) *日期：*

13號至17號約務更替協議： 二零零七年十二月十三日

(b) *訂約各方及將予收購的資產：*

買方： 江陰利港發電

賣方： 中國船舶工業及上海船廠船舶（統稱「**賣方B**」）

根據13號至17號造船合約及13號至17號約務更替協議，江陰利港發電已同意購買，而賣方B則同意建造及出售合共五艘57,000載重噸船舶。

(c) *代價及交付日期：*

造船合約編號	購入57,000載重噸船舶數目	代價（人民幣）	交付日期
13.	1	355,800,000	二零一零年九月三十日或之前
14.	1	355,800,000	二零一零年十二月三十一日或之前
15.	1	355,800,000	二零一一年三月三十一日或之前
16.	1	355,800,000	二零一一年六月三十日或之前
17.	1	355,800,000	二零一一年九月三十日或之前
	總計：	1,779,000,000	

根據13號至17號造船合約，五艘57,000載重噸船舶的總代價為人民幣177,900萬元（約183,237萬港元）。

該代價可予上調及下調。倘各艘57,000載重噸船舶的實際交付日期較各造船合約訂明的交付日期提前，各項代價將向上調整，上限為人民幣2,220,000元。倘（其中包括）各艘57,000載重噸船舶的交付日期延遲、實際船速及載重噸不足，及實際耗油量過大，各項代價將向下調整。代價的上調及下調將於支付第五期代價時作出。

(d) *付款條款：*

13號至17號造船合約訂明的總代價人民幣177,900萬元，乃分五期支付：

- 首期代價（相當於總代價30%），將於江陰利港發電獲取賣方B提供中國船舶工業退款擔保當日後7個營業日內或於二零零八年一月七日（以較後者作準）支付予賣方B；
- 第二至第四期代價（各相當於總代價10%），按建造相關57,000載重噸船舶各階段支付；及
- 第五期代價（相當於總代價40%），將於相關57,000載重噸船舶的交付當日後支付。

(e) *中國船舶工業退款擔保：*

如若干有關交付、船速、耗油量或載重噸未能符合最低要求，江陰利港發電可取消或撤銷相關造船合約。中國船舶工業須向江陰利港發電提供中國船舶工業退款擔保，以擔保江陰利港發電獲償還任何已支付的代價。

若江陰利港發電取消或撤銷任何13號至17號造船合約而賣方B未能償還有關款項，江陰利港發電有權要求履行中國船舶工業退款擔保。

(f) *交易完成*

除江陰利港發電與賣方B可能協定延後交付日期外，交易完成將於57,000載重噸船舶及相關文件交付當日後發生。

一般事項

1號至7號約務更替協議、8號至12號造船合約及13號至17號約務更替協議經公平原則磋商後，按照一般商業條款訂立。總代價合共約692,819萬港元，將分別由中信泰富及江陰利港發電以內部資源撥付（視乎情況而定），總代價乃參照本公司自船舶經紀蒐集的資訊及其本身對最近相若大小船舶的買賣交易及市場於該年交付量的分析後釐訂。第三方未曾對該等船舶進行估值。總代價擬全部由中信泰富及江陰利港發電以現金支付（視乎情況而定）。

有關賣方的資料

賣方A:

中國船舶工業貿易，為中國船舶工業的附屬公司，從事中國船舶工業旗下船廠製造船舶的銷售業務。

江南重工，為中國船舶工業的附屬公司，從事各種大型船舶製造業務，包括大型散裝貨船。

賣方B:

中國船舶工業，為中國主要造船集團，同時亦為中信泰富在上海船廠土地發展項目的合夥人，持有三家合資公司上海瑞明置業有限公司、中船置業有限公司及上海瑞博置業有限公司各50%權益。

上海船廠船舶，前稱上船澄西船舶有限公司，為中國船舶工業的附屬公司，從事各種大型船舶製造業務，包括散裝貨船。

就董事在作出一切合理查詢後所知、所悉及所信，賣方A、賣方B及彼等最終實益擁有人為本公司及其任何關連人士的獨立第三方。

該等收購事項的財務影響

董事預期該等收購事項概無對中信泰富的盈利、資產及負債構成任何不利影響。

進行該等收購事項的理由

本集團從事多元化業務，包括特鋼製造、鐵礦石開採、物業發展及投資、基礎建設（如發電、航空、隧道及信息業）以及銷售及分銷。

購買十二艘115,000載重噸船舶將使本集團配置更多船舶，由海外運送鐵礦石至中國，以確保本集團在中國的特鋼業務的鐵礦石來源。該等船舶亦適用於本集團在西澳洲鐵礦石產品的出口運輸。

江陰利港發電購買五艘57,000載重噸船舶，將使其配置更多船舶，以確保其發電廠所需煤炭的運輸。

董事認為該等收購事項的條款屬公平合理，符合中信泰富及股東的整體利益。

上市規則的含義

該等收購事項的總代價約為692,819萬港元，包括(i)1號至7號約務更替協議（約290,909萬港元）；(ii)8號至12號造船合約（約218,673萬港元）；及(iii)13號至17號約務更替協議（約183,237萬港元），促使該等收購事項構成中信泰富根據上市規則第14章一項須予披露交易。1號至7號約務更替協議，倘連同8號至12號造船合約及13號至17號約務更替協議一併計算，方才構成中信泰富一項須予披露交易。

其他資料

務請　閣下垂注本通函附錄載列的一般資料。

此致

列位股東　台照

承董事會命
中信泰富有限公司
榮智健
主席
謹啟

二零零八年一月三日

1. 責任聲明

本通函的資料乃遵照上市規則刊載，旨在提供有關本公司的資料。董事願就本通函所載資料的準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知及確信，本通函並無遺漏其他事實，致使當中所載任何內容產生誤導。

2. 權益披露

(a) 董事及行政總裁的證券權益

除下文所披露者外，於最後實際可行日期，各董事及本公司行政總裁概無於本公司或其相聯法團（定義見證券及期貨條例）的股份、相關股份或債券中擁有根據證券及期貨條例第352條必須列入該條所指登記冊內，或必須根據證券及期貨條例第XV部第7及第8分部或上市規則所載上市公司董事進行證券交易的標準守則向本公司及聯交所申報的任何權益或淡倉（包括根據證券及期貨條例有關條文被當作或被視作擁有的權益及淡倉）：

(i) 本公司股份：

董事姓名	股份數目 個人權益 （除非另有列明）	佔已發行 股本百分比 (%)
榮智健	406,381,000 *（附註1）*	18.371
范鴻齡	50,000,000 *（附註2）*	2.260
李松興	1,000,000	0.045
榮明杰	300,000	0.014
張立憲	480,000	0.022
莫偉龍	4,200,000 *（附註3）*	0.190
李士林	300,000	0.014
劉基輔	840,000	0.038
周志賢	536,000	0.024
王安德	250,000	0.011
陸鍾漢	1,550,000 *（附註4）*	0.070
德馬雷	10,145,000 *（附註5）*	0.459
彼得•克萊特 *（德馬雷的替任董事）*	34,100	0.002

附註：

1. 法團權益

2. 5,000,000股股份乃法團權益及45,000,000股股份乃信託權益

3. 信託權益

4. 1,050,000股股份乃個人權益；500,000股股份之法團權益及500,000股股份之家族權益彼此重疊

5. 10,000,000股股份乃法團權益及145,000股股份乃家族權益

(ii)　本公司的購股權：

董事姓名	授出日期	每股行使價 港元	行使期	於最後實際可行日期的未行使購股權數目	佔已發行股本百分比 (%)
欒智健	二零零五年十二月五日	20.5	二零零八年十二月五日至二零一零年十二月四日	100,000,000 (附註)	
	二零零七年十月十六日	47.32	二零零七年十月十六日至二零一二年十月十五日	2,000,000	
				102,000,000	4.611
李松興	二零零四年十一月一日	19.9	二零零四年十一月一日至二零零九年十月三十一日	1,000,000	
	二零零六年六月二十日	22.1	二零零六年六月二十日至二零一一年六月十九日	1,200,000	
	二零零七年十月十六日	47.32	二零零七年十月十六日至二零一二年十月十五日	1,200,000	
				3,400,000	0.154
欒明杰	二零零四年十一月一日	19.9	二零零四年十一月一日至二零零九年十月三十一日	500,000	
	二零零六年六月二十日	22.1	二零零六年六月二十日至二零一一年六月十九日	600,000	
	二零零七年十月十六日	47.32	二零零七年十月十六日至二零一二年十月十五日	800,000	
				1,900,000	0.086
張立憲	二零零四年十一月一日	19.9	二零零四年十一月一日至二零零九年十月三十一日	350,000	
	二零零六年六月二十日	22.1	二零零六年六月二十日至二零一一年六月十九日	800,000	
	二零零七年十月十六日	47.32	二零零七年十月十六日至二零一二年十月十五日	800,000	
				1,950,000	0.088

董事姓名	授出日期	每股行使價 港元	行使期	於最後實際可行日期的未行使購股權數目	佔已發行股本百分比 (%)
莫偉龍	二零零四年十一月一日	19.9	二零零四年十一月一日至二零零九年十月三十一日	1,000,000	
	二零零六年六月二十日	22.1	二零零六年六月二十日至二零一一年六月十九日	700,000	
	二零零七年十月十六日	47.32	二零零七年十月十六日至二零一二年十月十五日	600,000	
				2,300,000	0.104
李士林	二零零七年十月十六日	47.32	二零零七年十月十六日至二零一二年十月十五日	500,000	0.023
劉基輔	二零零六年六月二十日	22.1	二零零六年六月二十日至二零一一年六月十九日	700,000	
	二零零七年十月十六日	47.32	二零零七年十月十六日至二零一二年十月十五日	700,000	
				1,400,000	0.063
周志賢	二零零四年十一月一日	19.9	二零零四年十一月一日至二零零九年十月三十一日	500,000	
	二零零六年六月二十日	22.1	二零零六年六月二十日至二零一一年六月十九日	800,000	
	二零零七年十月十六日	47.32	二零零七年十月十六日至二零一二年十月十五日	800,000	
				2,100,000	0.095
羅銘韜	二零零四年十一月一日	19.9	二零零四年十一月一日至二零零九年十月三十一日	334,000	
	二零零六年六月二十日	22.1	二零零六年六月二十日至二零一一年六月十九日	800,000	
	二零零七年十月十六日	47.32	二零零七年十月十六日至二零一二年十月十五日	800,000	
				1,934,000	0.087
王安德	二零零六年六月二十日	22.1	二零零六年六月二十日至二零一一年六月十九日	500,000	
	二零零七年十月十六日	47.32	二零零七年十月十六日至二零一二年十月十五日	800,000	
				1,300,000	0.059
常振明	二零零七年十月十六日	47.32	二零零七年十月十六日至二零一二年十月十五日	500,000	0.023

附註： 該等購股權乃由本公司主要股東中信（香港集團）有限公司（「中信香港」）授出。

(iii) 相聯法團股份：

董事姓名	中信1616集團有限公司的普通股股份數目 個人權益（除非另有列明）	佔已發行股本百分比 (%)
莫偉龍	200,000 *（附註1）*	0.010
周志賢	26,750	0.001

附註：

1. 信託權益

董事姓名	大昌行集團有限公司的普通股股份數目 個人權益（除非另有列明）	佔已發行股本百分比 (%)
李士林	12,000	0.001
劉基輔	33,600 *（附註1）*	0.002
周志賢	21,000	0.001
陸鍾漢	62,000 *（附註2）*	0.003

附註：

1. 家族權益

2. 20,000股股份乃法團權益及42,000股股份乃一致行動人士權益

(iv)　於相聯法團的購股權：

中信資本控股有限公司的購股權

董事姓名	授出日期	每股行使價 港元	行使期	於最後實際可行日期的未行使購股權數目	佔已發行股本百分比 (%)
李松興	二零零五年三月二日	66.54	二零零七年三月二日至二零一零年三月一日	15,000	
	二零零六年四月四日	70.97	二零零八年四月四日至二零一一年四月三日	10,000	
	二零零七年十二月十一日	80.03	二零零九年十二月十一日至二零一二年十二月十日	10,000	
				35,000	0.125
張立憲	二零零五年三月二日	66.54	二零零七年三月二日至二零一零年三月一日	15,000	
	二零零六年四月四日	70.97	二零零八年四月四日至二零一一年四月三日	10,000	
	二零零七年十二月十一日	80.03	二零零九年十二月十一日至二零一二年十二月十日	10,000	
				35,000	0.125
莫偉龍	二零零五年三月二日	66.54	二零零七年三月二日至二零一零年三月一日	15,000	
	二零零六年四月四日	70.97	二零零八年四月四日至二零一一年四月三日	10,000	
	二零零七年十二月十一日	80.03	二零零九年十二月十一日至二零一二年十二月十日	10,000	
				35,000	0.125

(b) 本公司主要股東

除本通函披露者外，任何董事或本公司行政總裁並不知悉有任何人士（董事或本公司行政總裁或彼等各自的聯繫人士除外）於最後實際可行日期在股份或相關股份中擁有根據證券及期貨條例第XV部第2及第3分部的條文須向本公司披露的任何權益或淡倉，或直接或間接擁有附帶權利可於任何情況下在本集團任何其他成員公司的股東大會投票的任何類別股本面值10%或以上權益：

(i) 本公司股份

名稱	股份數目	佔已發行股本百分比 (%)
中國中信集團公司	635,919,285	28.747
中信香港	635,919,285	28.747
Heedon Corporation	496,386,285	22.439
Honpville Corporation	310,988,221	14.058
加拿大鮑爾公司	156,220,000	7.062
Gelco Enterprises Ltd.	156,220,000	7.062
Nordex Inc.	156,220,000	7.062
Paul G. Desmarais	156,220,000	7.062

中信香港透過下列全資附屬公司間接成為本公司主要股東（定義見上市規則）：

中信香港的附屬公司名稱	股份數目	佔已發行股本百分比 (%)
Affluence Limited	46,089,000	2.083
Winton Corp.	30,718,000	1.389
Westminster Investment Inc.	101,960,000	4.609
Jetway Corp.	20,462,000	0.925
Cordia Corporation	32,258,064	1.458
Honpville Corporation	310,988,221	14.058
Hainsworth Limited	83,444,000	3.772
Southpoint Enterprises Inc.	10,000,000	0.452
Raymondford Company Limited	2,823,000	0.128

Affluence Limited、Winton Corp.、Westminster Investment Inc.、Jetway Corp.、Cordia Corporation、Honpville Corporation、Hainsworth Limited、Southpoint Enterprises Inc.及Raymondford Company Limited分別實益持有本公司股份。因此，Honpville Corporation亦為本公司主要股東(定義見上市規則)。

中國中信集團公司為中信香港的直接控股公司。中信香港為Heedon Corporation、Hainsworth Limited、Affluence Limited及Barnsley Investments Limited的直接控股公司。Heedon Corporation為Winton Corp.、Westminster Investment Inc.、Jetway Corp.、Kotron Company Ltd.及Honpville Corporation的直接控股公司，Kotron Company Ltd.為Cordia Corporation的直接控股公司，Affluence Limited為Man Yick Corporation的直接控股公司，Man Yick Corporation為Raymondford Company Limited的直接控股公司，而Barnsley Investments Limited為Southpoint Enterprises Inc.的直接控股公司。因此，中國中信集團公司於本公司的權益，與中信香港於本公司的權益重疊。中信香港於本公司的權益，與上述全部由其直接及間接擁有的附屬公司於本公司的權益重疊。Heedon Corporation於本公司的權益，與上述全部由其直接及間接擁有的附屬公司於本公司的權益重疊。Affluence Limited於本公司的權益，與上述由其直接擁有的附屬公司於本公司的權益重疊。Man Yick Corporation於本公司的權益，與上述由其直接擁有的附屬公司於本公司的權益重疊。Barnsley Investments Limited於本公司的權益，與上述由其直接擁有的附屬公司於本公司的權益重疊，而Kotron Company Ltd.於本公司的權益，與上述由其直接擁有的附屬公司於本公司的權益重疊。

加拿大鮑爾公司是一家由Gelco Enterprises Ltd.擁有54.18%的公司，而Gelco Enterprises Ltd.則由Nordex Inc.擁有94.95%，其餘下的權益則由Paul G. Desmarais先生擁有。Nordex Inc.乃由Paul G. Desmarais先生直接擁有68%及間接擁有32%的公司。因此，加拿大鮑爾公司、Gelco Enterprises Ltd.、Nordex Inc.及Paul G. Desmarais先生在本公司的權益均彼此重疊。

(ii)　本公司股份的淡倉：

名稱	股份數目	佔已發行股本百分比 (%)
中國中信集團公司	100,000,000	4.521
中信香港	100,000,000	4.521

此等淡倉與本公司主要股東（定義見上市規則）中信香港授予榮智健先生的購股權有關。

除下文所披露者外，於最後實際可行日期，並無董事為任何於股份及相關股份中擁有權益或淡倉而根據證券及期貨條例第XV部第2及第3分部規定須向本公司披露的公司的董事或僱員，或直接或間接擁有附帶權利可於任何情況下在本集團任何其他成員公司的股東大會上投票的任何類別股本面值10%或以上權益：

董事姓名	擁有須予披露權益或淡倉的公司名稱	於該公司職位
榮智健	中國中信集團公司	董事
	中信香港	董事
	Heedon Corporation	董事
	Honpville Corporation	董事
	Earnplex Corporation	董事及股東
	Bloomfield Enterprises Corp.	董事及股東
	Rockhampton Investments Limited	董事及股東
范鴻齡	中信香港	董事
榮明杰	Earnplex Corporation	董事
張立憲	中信香港	董事
	Honpville Corporation	董事
莫偉龍	Heedon Corporation	董事
	Honpville Corporation	董事
李士林	中國中信集團公司	董事
劉基輔	中信香港	董事
周志賢	中信香港	董事
德馬雷	加拿大鮑爾公司	主席兼聯席行政總裁
常振明	中國中信集團公司	董事

(iii) 於本集團其他成員公司的主要股權

除本通函披露者外，於最後實際可行日期，據董事或本公司行政總裁所知悉，概無人士(董事或本公司行政總裁或彼等各自的聯繫人士或本集團成員公司除外)直接或間接擁有附帶權利可於任何情況下在本集團任何其他成員公司的股東大會投票的任何類別股本面值10%或以上權益：

本集團成員公司	**股東名稱**	**於最後實際可行日期佔已發行股本百分比** (%)
Adwood Company Limited	Silverstone Assets Limited	30
新香港隧道有限公司	Kumagai International Limited	13.875
大昌－港龍機場地勤設備服務有限公司	港龍航空有限公司	30
CITIC Interlocal Pte. Ltd.	Kauri Woods Pte. Ltd.	30
大昌－港龍空運設備有限公司	Nordisk Asia Pacific Pte. Ltd.	30
大昌－港龍航材支援有限公司	港龍航空有限公司	30
亮億有限公司	Jungle Investment Limited	10
源森有限公司	RFC Management Limited	10
大昌行澳門商業顧問有限公司	CBA投資股份有限公司	35
大昌行澳門百貨有限公司	CBA投資股份有限公司	35
大昌行澳門供應鏈管理有限公司	CBA投資股份有限公司	35
大昌行澳門食品有限公司	CBA投資股份有限公司	35
大昌行澳門物流倉儲發展有限公司	CBA投資股份有限公司	35
大昌行供應鏈管理有限公司	卓代國際有限公司	20
華新控股有限公司	IBP Caribbean Inc.	34.91
新競有限公司	Perdue Farms Incorporated	40
恒順發有限公司	恒威投資有限公司	11.8
	偉倫有限公司	11.8
	梁銶琚先生(已故)	11.8

本集團成員公司	股東名稱	於最後實際可行日期佔已發行股本百分比 (%)
華聯豐有限公司	Marvel Sweet Management Ltd.	15
	偉倫有限公司	15
亞太互聯網交換中心有限公司	HKIX Hong Kong Ltd.	25
高樂置業有限公司	Marvel Sweet Management Ltd.	40
Goldenburg Properties Limited	Gorich Traders Limited	30
雲威投資控股有限公司	Rising Sun Investments Holdings Ltd.	38
Silver Wings Enterprises Inc.	Sumitomo Metals (Kokura), Ltd.	25

附屬公司名稱（為於中國成立及無股東大會概念的合營公司）(#)	股東名稱	於最後實際可行日期佔註冊資本百分比 (%)
無錫太湖景發展有限公司	無錫市國聯發展（集團）有限公司	30
無錫太湖苑置業有限公司	無錫市國聯發展（集團）有限公司	30
無錫太湖美生態環保有限公司	無錫市國聯發展（集團）有限公司	30
江蘇泰富興澄特殊鋼有限公司	天水投資有限公司	22.22
江陰興澄鋼材有限公司	帝銳有限公司	20
江陰興澄儲運有限公司	尚康國際有限公司	20
江陰泰富興澄特種材料有限公司	尚康國際有限公司	11
無錫興澄鋼材有限公司	天水投資有限公司	20

附屬公司名稱(為於中國成立及無股東大會概念的合營公司)(#)	股東名稱	於最後實際可行日期佔註冊資本百分比 (%)
江陰興澄置業有限公司	中聯投資有限公司	30
昆明大昌汽車服務有限公司	雲南客車廠	30
廣東大昌食品有限公司	廣東國際貿易旅游公司	30
上海大昌江南風有限公司	上海市農業投資總公司	12.67
	上海浦東匯侖實業總公司	10.56
上海利通置業有限公司	上海申通地鐵資產經營管理有限公司	10
深圳中糧大昌食品有限公司	中糧集團(深圳)有限公司	30
中信泰富萬寧(聯合)開發有限公司	萬寧市土地開發整理儲備中心	20
江門市合澧汽車銷售服務有限公司	江門市華天實業投資有限公司	10
雲南聯迪汽車服務有限公司	雲南中凱集團有限公司	20
雲南寶泰隆汽車服務有限公司	雲南中凱集團有限公司	20

附屬公司名稱(為於中國成立及無股東大會概念的合營公司)(#)	股東名稱	於最後實際可行日期佔註冊資本百分比 (%)
江門市怡誠汽車銷售服務有限公司	譚德華先生	20
昆明合澤企業管理有限公司	雲南中凱集團有限公司	20
上海網富電子商貿有限公司	中國國際經濟諮詢公司	10

\# *儘管本節已載列有關此等合營公司的資料,但根據有關法律在中國成立的合營公司的資本架構有別於本公司在其他司法地區成立的附屬公司,彼此對於股東大會的概念亦不盡相同。*

3. 訴訟

於最後實際可行日期,本公司或其任何附屬公司概無牽涉任何重大訴訟或索償,且就董事所知,本公司或其任何附屬公司亦無任何尚未了結或蒙受威脅的重大訴訟或索償。

4. 服務合約

各董事概無與本公司或其任何附屬公司訂立或建議訂立任何服務合約(並非於一年內屆滿或僱主可於一年內終止而毋須給予補償(法定補償除外)的合約)。

5. 競爭權益

據董事所知,概無董事或彼等各自的聯繫人士於與本集團業務競爭或可能構成競爭的業務中擁有權益。

6. 一般事項

(a) 本公司秘書為陳翠嫦女士，ACIS、MA，而本公司根據上市規則第3.24條委任的合資格會計師為張立憲先生，HKICPA、AICPA、NYSSCPA。

(b) 本公司的註冊辦事處設於香港中環添美道一號中信大廈三十二樓。

(c) 本公司的股份過戶登記處為卓佳登捷時有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

(d) 本通函的中、英文版本如有任何歧義，概以英文版本為準。

END